    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 28, 2002.
                                                      REGISTRATION NO. 333-_____

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                      UNIVERSAL AUTOMOTIVE INDUSTRIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                                        36-3973627
   (STATE OR OTHER JURISDICTION OF                         (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)                         IDENTIFICATION NO.)

                              11859 S. CENTRAL AVE.
                              ALSIP, ILLINOIS 60803
                                 (708) 293-4050
   (ADDRESS INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                    REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                   ----------

                                   ARVIN SCOTT
                      UNIVERSAL AUTOMOTIVE INDUSTRIES, INC.
                              11859 S. CENTRAL AVE.
                              ALSIP, ILLINOIS 60803
                                 (708) 293-4050
          (NAME AND ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                 WITH A COPY TO:
                           MITCHELL D. GOLDSMITH, ESQ.
                             DENNIS B. O'BOYLE, ESQ.
                             SHEFSKY & FROELICH LTD.
                      444 NORTH MICHIGAN AVENUE, SUITE 2500
                             CHICAGO, ILLINOIS 60611
                                 (312) 527-4000

                                   ----------

              APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO
           THE PUBLIC: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION
                         STATEMENT HAS BECOME EFFECTIVE.

                                   ----------


         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities, Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] __________

         If this Form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] __________

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                         CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE   AMOUNT TO BE         PROPOSED MAXIMUM           PROPOSED MAXIMUM          AMOUNT OF
           REGISTERED                     REGISTERED      OFFERING PRICE PER SHARE   AGGREGATE OFFERING PRICE    REGISTRATION FEE
- ---------------------------------------   ----------      ------------------------   ------------------------    ----------------
COMMON STOCK, $.01 PAR VALUE (1)        286,738 SHARES           $3.02 (2)                $865,948.76 (2)            $79.66

(1) All shares will be sold by a selling shareholder or its assignees or transferees.

(2) The maximum offering price is determined as follows: All shares at $3.24 per share (estimated on the basis of the average bid and ask price on January 24, 2002 on the Nasdaq SmallCap Market).

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the securities act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The Information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                  SUBJECT TO COMPLETION, DATED JANUARY 28, 2002

                             PRELIMINARY PROSPECTUS

                      Up to 286,738 Shares of Common Stock

                                   ----------

                      UNIVERSAL AUTOMOTIVE INDUSTRIES, INC.

         This Prospectus relates to the offer and sale of up to 286,738 shares (the "Shares") of Common Stock, all of which Shares may be sold from time to time by the selling shareholder described herein or its assignees or transferees (the "Selling Shareholder"). We have issued 36,738 Shares to Creative Friction LLC ("Creative") pursuant to an agreement to sell certain replacement automotive parts to us and enter into a strategic alliance with us and we may issue additional Shares in connection with certain payment obligations which we will have to Creative.

         Our Common Stock is included for quotation on the Nasdaq SmallCap Market under the symbol UVSL and is listed for trading on the Chicago Stock Exchange under the symbol UVS. On January 24, 2002, the last reported bid price for our Common Stock on the Nasdaq SmallCap Market was $3.02.

         We will not receive any of the proceeds of the Shares sold by the Selling Shareholders.

         The Selling Shareholder, its assignees and transferees and certain persons who purchase Common Stock from the Selling Shareholder may be deemed "Underwriters," as that term is defined in the Securities Act of 1933, as amended (the "Securities Act"). The Shares may be offered by the Selling Shareholder in one or more transactions on the Nasdaq SmallCap Market, the Chicago Stock Exchange or in negotiated transactions or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Shares may be sold by the Selling Shareholder either (i) to a broker or dealer as principal for resale by such broker or dealer for its account pursuant to this Prospectus (e.g., in transactions with a "market maker") or (ii) in brokerage transactions, including transactions in which the broker solicits purchasers.

         WE WILL PAY SUBSTANTIALLY ALL OTHER EXPENSES OF THIS OFFERING (INCLUDING THE EXPENSE OF PREPARING AND DUPLICATING THIS PROSPECTUS AND THE REGISTRATION STATEMENT OF WHICH IT IS A PART).

         Please review the "Risk Factors" beginning on page 9 before you purchase Shares in our Company from the Selling Shareholders.


                                   ----------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE
       ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.





                 The date of this Prospectus is __________, 2002

                       DOCUMENTS INCORPORATED BY REFERENCE

         We are incorporating in this Prospectus by reference the following documents which we filed with the U.S. Securities and Exchange Commission:

         1.       Our Annual Report on Form 10-K for the year ended December 31,
                  2000.

         2. Our Registration Statement on Form 8-A filed on December 5, 1994, including all amendments thereto.

         3. Our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2001.

         4. Our proxy statement for our Annual Meeting of Stockholders dated May 3, 2001.

         5. All documents that we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this Prospectus and prior to the termination of the offer made by this Prospectus are incorporated by reference in this Prospectus and made a part hereof from the date of our filing of these documents.

         Any statements contained in a document incorporated by reference shall be deemed to be modified or superseded to the extent that a statement contained herein or in any subsequently filed document which is also incorporated by reference modifies or supersedes such statements. Any such statement so modified or superseded shall constitute part of this Prospectus.

         THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED OR DELIVERED WITH THIS PROSPECTUS. THESE DOCUMENTS (EXCEPT ANY EXHIBITS TO THEM) ARE AVAILABLE WITHOUT CHARGE FROM US UPON WRITTEN OR ORAL REQUEST BY ANY PERSON WHO RECEIVES THIS PROSPECTUS. REQUESTS TO OBTAIN SUCH DOCUMENTS SHOULD BE DIRECTED TO US AT 11859 SOUTH CENTRAL AVENUE, ALSIP, ILLINOIS 60803 (708) 293-4050.

                                   ----------

         Some of the statements included in this Prospectus may be considered to be "forward looking statements" since such statements relate to matters which have not yet occurred. For example, phrases such as "we anticipate," "believe" or "expect" indicate that it is possible that the event anticipated, believed or expected may not occur. Should such event not occur, then the result which we expected also may not occur or occur in a different manner, which may be more or less favorable to us. We do not undertake any obligation to publicly release the result of any revisions to these forward looking statements that may be made to reflect any future events or circumstances.

         Readers should carefully review the items included under the subsection Risk Factors, as they relate to forward looking statements, as actual results could differ materially from those projected in the forward looking statement.

                                   THE COMPANY

         We are a manufacturer and distributor of brake rotors, drums, disc brake pads, non-asbestos disc brake pads, relined brake shoes, brake lining and hydraulic parts for the automotive aftermarket. We market approximately 50% of our product under our UBP trademark (Universal Brake Parts) and the balance under our customers' private labels. Our valued customers include traditional aftermarket distributors, national and regional auto parts retailers as well as national parts and service providers. Many of our "value line" competitors specialize in only one category of brake parts. By offering a full line of "value line" brake products, we believe that we have an advantage over those competitors offering "value line" products in fewer brake part categories in light of the industry trend to consolidate the number of suppliers.

         We also market a premium line of brake rotors and friction products under our Ultimate trademark. We designed the Ultimate product line to compete at the high end of the market by providing exceptional quality and features at slightly lower prices than the established premium brands. The Ultimate product line, since its launch in 1997, has experienced double digit growth. All the friction products and the majority of the rotors in the Ultimate line are manufactured at our manufacturing facilities.

         Our principal executive offices are located at 11859 South Central Avenue, Alsip, Illinois 60803, and our telephone number is (708) 293-4050. Unless the context otherwise requires, the term "we" includes Universal Automotive, Inc. and our direct and indirect subsidiaries, including our predecessor, Universal Automotive, Inc.

         Our manufacturing assets have grown significantly over the past four years reflecting our overall marketshare growth and business philosophy. Management believes that in order to satisfy the marketplace request for maximum value, we must have the flexibility to manufacture or source product especially for brake drum and rotor products. The U.S. friction aftermarket is primarily dominated by U.S. based friction manufacturers. Overseas friction manufacturers have secured less than 5% marketshare. We are one of four U.S. based aftermarket disc brake rotor and drum manufacturers. In 2001, we moved our Laredo, Texas rotor finishing facility to Cuba, Missouri to gain cost benefits from being closer to our raw casting supplier. In 1998 we had 79,000 square feet under one roof dedicated to friction manufacturing. Today we have 157,000 square feet dedicated to friction manufacturing. Our Canadian facility achieved ISO9001:1994 Quality System Standard in 1999. We research, develop and produce friction products at our Toronto, Canada and Walkerton, Virginia manufacturing plants. Our plants only manufacture non-asbestos friction products.

         We also conduct a wholesale "commodities" business from our headquarters in Alsip, Illinois, purchasing certain automotive replacement parts and maintenance items in large volume, at favorable prices, and reselling such products at slightly higher prices. Our commodity business has grown steadily, with annual revenues in excess of $4 million.

         In December 1999, we formed a new subsidiary company named eParts eXchange, Inc. ("EPX"). EPX built and ran a business-to-business e-commerce Internet platform (www.goepx.com) for worldwide buyers and sellers of automotive aftermarket parts focusing on the commodity, surplus and international trade segments. In June 2000, we completed the funding EPX through the sale of preferred shares of EPX to a limited number of purchasers, with conversion rights into our Common Stock. In August 2000, the EPX web site was activated. In January 2001, we determined that we were better served by redirecting the efforts of the EPX team to augment the sales and marketing of UBP products. During 2001, we closed the website and remaining employees were permanently reassigned to our distribution business.

         The following chart illustrates our significant growth in sales of brake rotors and other brake parts.

                                                                      REVENUE
                                                               Actual ($000's except)
                                           --------------------------------------------------------------
                                              1996         1997         1998         1999         2000
                                           ----------   ----------   ----------   ----------   ----------
Revenue:
         Brake - US                        $     36.0   $     42.0   $     44.5   $     55.2   $     65.4
         Non Brake                               14.9          6.2          5.2          6.4          4.6

         Total - Normalized                $     50.9   $     48.2   $     49.7   $     61.6   $     70.0

         Non-Recurring Canadian
         Distribution                             6.1          7.6          8.6          6.1         Sold


         Since 1996, the year that we liquidated the non-brake parts warehouse distributor business, we have operated exclusively in the brake segment of the automotive aftermarket except for our commodity operation. We currently market our UBP Universal Brake Parts line to warehouse distributors, mass market retailers, speciality, "under-the-car" distributors and national franchise and chain installers located throughout the United States, principally through our salespeople, independent sales representatives and telemarketing. We have been named a primary private label brake rotor, drum and friction supplier to several national buying groups.

         In October 1995, we acquired the assets of Csepel Iron Foundry Works, a producer of high quality gray iron and ductile iron casting products, located in Budapest, Hungary. In December 1999, we decided to exit the foundry business due to continuing losses at the foundry and our belief that our relationship with Waupaca Foundry eliminated the need to develop an in-house capacity for manufacturing rotor coatings. In our 1999 financial statements, we wrote down the carrying value of the foundry property to its estimated net realizable value and have provided a reserve for estimated costs to dispose, and estimated losses of the foundry until it is disposed or liquidated.

         Our subsidiary, UBP Hungary, Inc., sold its ownership interest in UBP Csepel, Iron Foundry, Kft. to Euro-Industrial Limited, LLC, as of December 31, 2001, for $100,000, paid with a single promissory note. Also in connection with the sale, several instruments evidencing debt owed by UBP Csepel to UBP Hungary, our subsidiary, were replaced by a single promissory note in the amount of $728,000. Under the terms of the promissory note for the purchase price, the $100,000 is to be paid in quarterly installments beginning in April 2002 and ending in January 2003. This note does not bear interest unless there is a default under the note. The $728,000 promissory note is to be repaid in monthly installments beginning in November 2003 and ending in October 2006. This promissory note bears interest at the rate of 6.5% per year.

         Our strategy is to capitalize on the increasing demand for brake parts and the higher gross margins on sales of such brake parts by expanding our brake parts manufacturing and distribution business. We believe that we can implement our expansion strategy by: (i) marketing additional brake categories to existing customers; (ii) providing "maximum value," e.g., lowest cost for highest quality, 97% fill rate and 72 hour order processing; (iii) possibly acquiring other specialty brake distributors; (iv) being a low cost producer of brake parts; (v) increasing our SKU coverage to existing customers; and (vi) building brand recognition through our Ultimate brand brake parts (a premium product line). We may seek additional debt or equity financing to finance this expansion.

         As part of our strategy to expand our specialty brake parts distribution business and increase our focus on this segment, we have taken the following actions:

         (i) April 1995 - we purchased the brake rotor and drum inventory and customer list of the passenger car division of MHD Automotive, an Illinois-based distributor of brake parts;

         (ii) June 1995 - we acquired the inventory and customer list of North American Rotor, Inc., a distributor of brake drums and rotors;

         (iii) October 1995 - we acquired the assets of Csepel Iron Foundry Works in Budapest, Hungary with a view toward potential future upgrading in order to eventually produce brake rotors for internal requirements;

         (iv) January 1996 - we acquired the remaining 50% of the outstanding stock of UBP Friction, Inc., a Canadian-based specialty manufacturer of brake friction parts, and now own 100% of the outstanding capital stock of that company;

         (v) March 1996 - we acquired the brake parts inventory and customer list of MPW Brake Supply of Cambridge, Massachusetts, an aftermarket brake parts distributor on the East Coast;

         (vi) June 1996 - we acquired the assets and goodwill of North American Friction Inc., a Canadian manufacturer of a brake friction component used in our brake friction manufacturing process;

         (vii) September 1996 - we substantially liquidated our non-brake parts warehouse/distribution division which enabled us to utilize the financial, warehouse and personnel resources previously used by such division in our higher margin brake parts business. We substantially completed the liquidation by December 31, 1996;

         (viii) November 1996 - we acquired all of the assets of the MCI Automotive Division of Excel Industries which was in bankruptcy. We acquired the inventory at values substantially less than then current market values and we have sold substantially all such inventory. We also acquired a substantial number of additional brake rotor patterns and additional equipment to increase our manufacturing capacity;

         (ix) November 1997 - we launched our premium brake category, Ultimate Brake Parts(TM);

         (x) November 1999 - we purchased substantially all the assets of Total Brake Industries, Inc. of Walkerton, Virginia, which will enable us to expand our production of brake pads and brake shoes from both new and used brake cores;

         (xi) December 1999 - we decided to discontinue all operations at our Csepel Iron Foundry Works in order to concentrate on our North American based operations;

         (xii) April 2000 - we completed realignment of Canadian friction manufacturing facilities under one roof;

         (xiii) June 2000 - we completed the funding of EPX which began e-commerce business;

         (xiv) January 2001 - we closed the EPX website and EPX's business was reassigned to our distribution business;

         (xv) March 2001 - we completed the move of our rotor manufacturing facility to Cuba, Missouri from Laredo, Texas; and

         (xvi)    December 2001 - we sold our ownership in Csepel Iron Foundry
                  Works.

THE INDUSTRY

         The brake parts segment of the automotive aftermarket is the segment of that industry currently experiencing the most growth. We estimate that United States brake systems aftermarket manufacturers revenues totaled $2.38 billion in 2000. While the overall market is growing at a rate of approximately 2% per year (following the total growth in the number of vehicles), the brake portion of the industry is currently enjoying growth of 4% to 5% per year. This larger growth rate is supported by several factors, including increasing wear and tear on brakes, changes in vehicle design, improved components (e.g., front wheel drive, semi-metallic disc pads and ABS braking systems), increased speed limits and an overall increase in the number of miles driven per year as well as cost benefits to replace brake rotors as opposed to resurfacing.

         The introduction of front wheel drive vehicles in 1980 resulted in changes in vehicle design. The mix of front to rear braking changed over the years from 60% front - 40% rear to as high as 85% front - 15% rear. This equates to much higher heat on the front rotors as they are forced to do much more of the braking, resulting in increased wear on rotors.

         The government has mandated targets for improving fuel economy and imposed sizable taxes for not attaining such targets. Car manufacturers have generally chosen reducing vehicle weight as the short- term method of improving fuel economy. One of the prime targets has been the braking system which has always been over designed and, therefore, overweight. Rotors and calipers were reduced in size to help achieve these new weight targets, which reduces rotor and disc pad life. Lighter weight rotors are less costly than heavier rotors and upon wearing down it is generally more cost effective to discard, rather than refurbish the rotors.

         Increased speed limits have increased braking system usage. Speed limits in several states have been increased from the 55 mph of the mid 1970's to as high as 75 mph in some states. This 36% increase in speed requires almost 300% more braking power to achieve the same stopping distance. In response to these increased demands placed on braking systems, vehicle manufacturers created anti-lock braking systems which electronically monitor the performance of each wheel to assure that is does not lock and skid, thus reducing the braking power of that wheel. This system rapidly activates and releases pressure on a wheel to keep it from locking up and skidding. This rapid action on the brake system tends to increase wear of the brake components.

         Specifications for bringing a vehicle to a complete stop from 60 mph have been reduced from 150 feet to 90 feet. To achieve this result, car manufacturers specify metallic brake pads which have shorter life and which, in turn, shorten the life of the brake rotor.

         Demands on the braking systems associated with these factors have increased dramatically (300% to 500%) while the basic design of the systems has remained relatively constant. We believe that the brake category of the automotive aftermarket will continue to grow at the 4% to 5% level well into the next decade.

PRODUCTS

         We supply a wide range of brake components to all levels of distribution. Our manufacturing facilities in both the U.S. and Canada produce brake drums and rotors as well as a full range of friction products, primarily disc brake pads and brake shoes. We purchase from unaffiliated vendors those products required to complete our product offering. We are one of four U.S. based aftermarket disc brake rotor and drum manufacturers and the only "value line" supplier with basic manufacturing capability. We believe that our "value line" competitors do not have our breadth or scope of manufacturing capacity, and are, therefore, subject to the competitive disadvantages inherent in dependence upon third party suppliers.

         The development of this basic manufacturing capability has positioned us to compete with the established brand names in the industry by marketing a premium line of brake rotors and friction products under its Ultimate Brake Parts(TM) label. Consolidation in the distribution and manufacturing segments of the brake aftermarket has left customers with fewer and fewer alternatives. We believe that this will offer us substantial opportunities for increasing market penetration in the future. Although some new competitors have been formed recently in the brake drum and rotor segment, this is offset by the demise of a couple of competitors in this product segment. However, Dana and Federal-Mogul, both significantly larger companies, have substantially lowered their pricing primarily in the drum and rotor category to address market pricing from value line competitors.

MARKETING AND DISTRIBUTION

Marketing

         We currently market products to all levels of distribution under the name "UBP Universal Brake Parts" as well as under a number of private label programs for large buying groups, national franchise programs and installer chains. The long term strategy, while growing the private label program, is to improve UBP brand recognition in the market place and position our product lines to compete with established branded products. Branded products generally are offered by our competitors at a premium price, thus offering customers who choose UBP products substantial opportunity for improved margin performance. This group of competitors also currently commands approximately 70% of the total brake market, making them a prime competitive target.

         We employ a sales force that directs our independent sales representative network and the other brake marketing activities. Arrangements with our independent sales representatives may be terminated at any time by either party. We also perform telemarketing operations directed at national franchise and chain installers.

Distribution

         Our 263,000 square foot Alsip, Illinois facility acts as the primary facility for our United States distribution. We also maintain a 28,000 square foot redistribution warehouse in Southern California. We upgraded our California facility in 1999 to better service our growing West Coast distribution.

         We conduct a wholesale commodities operation from our headquarters in Alsip, Illinois, purchasing certain automotive replacement parts and maintenance items in large volume, at favorable prices, and reselling such products at slightly higher prices. We make larger volume purchases of products on the open market, generally buying from foreign and domestic manufacturers and other warehouse distributors, and resell such products to other warehouse distributors, mass market retailers and jobbers. Our commodity business has experienced annual revenues in excess of $4 million. For the years ended December 31, 1998, 1999 and 2000, net sales from our wholesale commodities operations accounted for approximately 9%, 10% and 7% of our total net sales (excluding the Hungarian foundry), respectively, and 5%, 5% and 4% of our total gross profits (excluding the Hungarian foundry), respectively. In December 1999, we formed a new subsidiary company named eParts eXchange, Inc. ("EPX"). EPX built and operated a business-to-business Internet platform for worldwide buyers and sellers of automotive aftermarket parts focusing on the commodity, surplus, and international trade segments. In June 2000, we completed the funding of EPX through the sale of preferred shares of EPX. In August 2000 the EPX web site was activated. We determined in January 2001 that we were better served by redirecting the efforts of the EPX team primarily to augment the sales and marketing of UBP products. During 2001, we closed the website and remaining employees were permanently reassigned to our distribution business.

MANUFACTURING

         In 2001, we relocated the rotor machining facility from Laredo, Texas to Cuba, Missouri to be able to gain lower costs associated with being closer to our source of supply of raw castings. Through the acquisition of Excel Industries' MCI operation in 1996, we acquired approximately 200 foundry tools, which provided the base to manufacture approximately 210 different part numbers representing approximately 80% of our total volume in the drum and rotor category. We established a relationship with Waupaca Foundry, Inc. ("Waupaca") to supply raw castings as a result of its MCI acquisition. Waupaca is the premier rotor casting vendor in North America.

         We acquired North American Friction in 1996 to provide a basic friction manufacturing capability from a 17,000 square foot facility, located in suburban Toronto, Ontario. Today, as a result of the double digit growth in the sales of friction products since we entered that market segment, North American Friction now occupies an 80,000 square foot facility in suburban Toronto, Ontario. We now offer a full line of a variety of friction grades in both riveted and integrally molded disc brake pads. North American Friction was awarded ISO 9001 certification in July 1999.

         We acquired Total Brake Industries' assets in November 1999 and operate from a leased facility in Walkerton, Virginia. This facility manufacturers pucks for disc brake pads and produces strip lining or the remanufacturing of brake shoes, as well as to manufacture and remanufacture brake shoes.

SUPPLIERS AND RAW MATERIALS

Suppliers

         We centralize product selection and purchasing functions for our warehouse distribution business at our headquarters located in Alsip, Illinois. Most of the drums, rotors and hydraulic parts we sell are purchased from a variety of suppliers. We manufacture the vast majority of the friction parts that we sell. Currently, of drums, rotors and hydraulic parts we purchase, approximately 70% are manufactured in the Peoples Republic of China, and the remainder in Taiwan, Italy, Canada and the United States.

         In connection with a transaction under which we issued 201,438 shares of Series A Preferred Stock to Venture Equities Management, Inc., an affiliate of Wanxiang America Corporation ("Wanxiang") and Wanxiang Group Corporation, a supplier of brake parts located in the Peoples Republic of China, we entered into a supply agreement with Wanxiang. See "Recent Additional Financing." Under the supply agreement, we agreed to make annual purchases of parts from Wanxiang totaling $5,000,000, provided the prices of the products we purchase from Wanxiang are substantially comparable to the prices charged by other suppliers in the Peoples Republic of China for similar products. In the event we do not purchase $5,000,000 in products from Wanxiang in a year, we are obligated under the agreement to pay Wanxiang 20% of the difference between $5,000,000 and the amount we have paid to Wanxiang for products during the year. The agreement provides Wanxiang with a right of refusal with respect to products we seek to purchase from other suppliers located in the Peoples Republic of China. The supply agreement has an indefinite term, but can be terminated by Wanxiang at any time, and by us if Wanxiang materially fails to perform its obligations under the agreement, or if the number of Shares of our Common Stock underlying the shares of Series A Preferred Stock owned by Venture Equities Management falls below a specified level.

         On December 17, 2001, we entered into a non-binding letter of intent with Creative Friction, LLC ("Creative"), a manufacturer of disc brake pads located in Phoenix, Arizona, with regard to a manufacturing supply agreement. Creative operates a new, state-of-the-art facility which is fully automated and which uses proprietary German manufacturing technology designed to service both the original equipment market and the aftermarket. In connection with the execution of the letter of intent, we issued to Creative Shares having a value at the time of approximately $137,000, in exchange for an agreement on the part of Creative to negotiate exclusively with us between the date of the letter of intent and February 22, 2002. Under the proposed manufacturing supply agreement, we would agree to purchase a minimum quantity of disc brake pads from Creative Friction which, under the price existing under the date of the letter of intent, would result in minimum purchases of approximately $385,000 per month. Under the agreement we would agree to share a portion of the expenses incurred by Creative in increasing its manufacturing capacity in order to comply with the agreement, and Creative would provide us with limited price protection.

         The proposed manufacturing supply agreement would have a five-year term, and if we are purchasing a minimum level of parts, could be extended for an additional five-year term by us. We would have the right to cancel the supply agreement on 180 days' written notice. Under the supply agreement we would issue to Creative Shares valued at approximately $500,000 in addition to the Shares issued in connection with the letter of intent. We would receive an option to purchase Creative's assets, less finished goods, raw materials and receivables, at a price equal to the amount of Creative's annual gross sales, subject to a minimum of $8 million and a maximum of $15 million. If we exercise our option, the purchase price would be offset by the $500,000 payment made in Shares and a portion of the price we pay for parts purchased in excess of a minimum number. Under the proposed supply agreement we would also have a right of first refusal with regard to sales of assets by Creative to a third party and would receive a breakup fee if Creative were sold to a third party. We intend to enter into a definitive supply agreement by February 10, 2002, but there is no guarantee that this agreement will be completed, or that if completed the terms will be as described in the letter of intent.

         Some of our suppliers may provide a majority or all of our requirements for a particular product or product subcategory. However, we believe that the loss of any one or more of our suppliers would not have a material adverse effect on us and that alternative sources of supply are readily available at comparable prices in all product categories. We believe that our relationships with our suppliers are good.

         The International Trade Commission has ruled that rotor sales from China materially injured U.S. rotor manufacturers. As a result of this determination, the U.S. Customs Service has imposed anti-dumping duties on some Chinese suppliers. These duties can be reviewed annually if requested by a Chinese manufacturer or by a U.S. brake rotor manufacturer and depending on the results of the review, the tariff may be decreased or increased. The dumping duties are plant specific and are retroactive to the importer of record. However, we are not the importer of record for this purpose and, therefore to date have not been affected by dumping duties.

Raw Materials

         The main components used in our brake rotor manufacturing operations are raw iron castings. We primarily purchase raw castings from Waupaca Foundry, Inc. The prices of raw castings fluctuate based on the scrap metal and energy costs. In the most recent three-year period, these prices have generally stayed within a range of 10% below to 10% above the price at the beginning of the period. In addition to Waupaca Foundry, we purchase castings from several foundries in Canada. Although we believe that we have developed good relationships with the foundries that supply our raw iron castings, any of these foundries could discontinue producing these castings for us at any time.

         We believe that the number of foundries equipped to produce raw iron castings such as the ones used by us in our manufacturing operations is limited. The loss of any major foundry as a supplier of raw iron castings and our inability to identify new foundries for the production of raw iron castings in a timely manner could have a material adverse effect on our business. In addition, we cannot assure you that the foundries currently producing our raw iron castings will be able to accommodate the anticipated expansion of our manufacturing capabilities. We are continuously seeking to locate additional foundries that would be suitable for the production of our raw iron castings.

RECENT ADDITIONAL FINANCING

         On August 29, 2001, we closed an agreement ("Wanxiang Agreement") with an affiliate of Wanxiang American Corporation ("Wanxiang") for the issuance of 201,438 shares of Class A Preferred Stock (the "Class A Preferred Stock"), convertible into 2,014,380 Shares subject to standard weighted average antidilution protection, and representing approximately 20% of our capital stock on a post-closing basis. The Class A Preferred Stock carries no dividend, but has an 8% per annum compounding liquidation preference. Wanxiang is the second largest privately owned company in China and is the world's largest universal joint supplier.

         The Wanxiang Agreement provides Wanxiang with one-year warrants to purchase up to 800,000 Shares at $2.00 per Share and 800,000 Shares at the greater of $2.00 per share or 90% of the rolling average public market price for our shares. It also provides Wanxiang with a "Default" Warrant which would be triggered in the event of our default of certain covenants, representations or warranties to Wanxiang; the Default Warrant provides Wanxiang the right to purchase up to 2,500,000 Shares at the greater of 150% of book value per Share or at a per Share price based on a formula tied to six times EBITDA. The Shares issuable on conversion of the Class A Preferred Stock or exercise of the warrants will be registrable pursuant to a registration rights agreement. The Wanxiang Agreement further contemplates a shareholders' agreement pursuant to which, in the event the Default Warrant is exercised, Wanxiang would receive a proxy to vote a corresponding percentage of the Shares held by our two largest shareholders, Arvin Scott and Yehuda Tzur, as well as certain rights of first refusal with respect to off market sales of their Shares. In addition, the Agreement calls for a long-term supply agreement whereby Wanxiang will be provided a right of first refusal to source on competitive terms the products which we purchase in China.

         Our offering of Class A Preferred Stock to Wanxiang was made pursuant to a private offering exemption from registration as set forth in Regulation D under the Securities Act of 1933, as amended (the "Securities Act"). The Class A Preferred Stock is restricted as to further transfer or resale unless made in a registered public offering or pursuant to an exemption from registration.

         There is a substantial likelihood that the conversion ratio of the Class A Preferred Stock to Shares will result in Wanxiang's right to own in excess of 20% of our issued and outstanding capital stock. The conversion of Class A Preferred Stock to 1,400,000 Shares (based upon the closing Common Stock price on date of conversion of $2.00 per share) and the conversion of all shares of Series B Preferred Stock held by FINOVA Mezzanine Capital Inc. ("FINOVA") into 1,000,000 Shares represents approximately 13.34% of the currently outstanding Shares plus the Shares issuable to Wanxiang, and the conversion of Class A Preferred Stock to 2,800,000 Shares (i.e. based on $1.00 floor for conversion) and the conversion of all shares of Series B Preferred Stock held by FINOVA into 1,000,000 Shares represents approximately 23.54% of the currently outstanding Shares plus the Shares issuable to Wanxiang and to FINOVA.


                                  RISK FACTORS

THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK AND SHOULD NOT BE PURCHASED BY PERSONS WHO CAN NOT AFFORD THE LOSS OF THEIR TOTAL INVESTMENT. PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY, IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE HEREIN, THE FOLLOWING RISK FACTORS:

EXPANSION; POSSIBLE NEED FOR ADDITIONAL FINANCING

         Our continued growth and financial performance will depend in part on our ability to continue to expand our business through: (i) gaining additional market share for friction brake products; (ii) the purchase of additional manufacturing machinery and brake rotor patterns to increase the number of brake rotor SKUs we manufacture; (iii) the possible acquisition of other brake parts manufacturers or distributors on favorable terms; and (iv) additional sales penetration of current customers. While we regularly evaluate and discuss possible acquisitions, we have not entered into any binding agreement with any potential acquisition candidates, we cannot assure you that we will be successful in locating suitable acquisition candidates or that we will consummate any additional acquisitions in the future. In addition, we can make no assurances that any operations that we acquire will be effectively and profitably integrated into our current operations. Our future results will be affected by our ability to manage our operations and growth effectively and to continue to obtain an adequate supply of quality brake parts on a timely and cost-effective basis to meet the growing demand for our UBP Universal Brake Parts products. We can offer no assurance that any future expansion of our operations or acquisitions will not have an adverse effect on our operating results, particularly during the periods immediately following any such expansion or acquisition. We will be required to seek additional financing to fund our expansion through acquisitions or the upgrade of existing facilities. We have no current commitments or arrangements for additional financing and we can make no assurances that additional financing will be available to us on acceptable terms, or at all. We may also issue Common Stock or other securities in connection with future acquisitions, resulting in additional dilution to our existing stockholders.

LEGAL PROCEEDINGS

         During 1995, a lawsuit was filed against us in the United States Bankruptcy Court (the "Court") by a trustee of the bankruptcy estate of First National Parts Exchange, Inc. with which we had transacted both purchases and sales of certain automotive parts in 1992 and 1993. We recorded a provision of $650,000 in 1997 to reflect an estimated liability for such contingency. In 1998, after a trial was concluded, the Court ruled that the vast majority of the trustee's claims were invalid. Our liability for the claims held as valid was approximately $499,000, for which we paid approximately $198,000 in 1998. As a result, we recorded benefit for lawsuit settlement of $151,000 (pre-tax) in 1998. After all appeals were exhausted, we paid the remaining $301,000 plus interest in December 2000.

         In January 2000, a lawsuit was filed against us by the plan administrator of the estate for a bankrupt former customer (APS Holding Corporation) seeking recovery of alleged preferences in excess of $2.2 million. In December 2001, this lawsuit was settled in full for $50,000. We paid the entire settlement amount in late December 2001.

BANK FINANCING

         We have incurred significant indebtedness in connection with our operations. As of September 30, 2001, our total consolidated indebtedness was approximately $42.3 million. A substantial portion of this indebtedness is secured by substantially all of our assets (except the Hungarian foundry assets) and by a pledge of all of our subsidiaries' outstanding capital stock. As a result of such indebtedness, we: (i) are prohibited from paying cash dividends pursuant to certain covenants and restrictions contained in the loan agreements governing such indebtedness; (ii) could be hindered in our efforts to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate or other purposes; and (iii) would be vulnerable to increases in interest rates since substantially all of our borrowings are at floating rates of interest.

         On September 29, 1999, we completed a renewal and restructuring of our credit agreement with LaSalle Bank National Association or its subsidiaries ("LaSalle") for a revolving line of credit of up to $22,000,000, based on eligible accounts receivable and inventory, and a term loan in the amount of $3,779,194. The term loan was reduced by $2,842,873 in October 1999 from the proceeds of the sale of our Chicago facility. The credit agreement was amended in 2000 to increase the revolving line of credit to $26,000,000. In March 2001, we were advised by LaSalle that we were not in compliance with one of our loan covenant ratios and LaSalle has increased our cost of borrowing by 100 basis points. On April 13, 2001, LaSalle informed us that it will waive such violation upon completion of required documentation which will include certain modifications to the credit agreement. Subsequently, we executed an amendment and waiver to the credit agreement whereby modifications were made to certain of the loan covenants, including setting a covenant based on achieving certain levels of earnings before interest, taxes, depreciation and amortization.

         On October 31, 2001, we completed a restructuring of a $4,500,000 subordinated debenture held by FINOVA Mezzanine Capital Inc. ("FINOVA"). The restructuring resulted in: (i) FINOVA surrendering to us all of its holdings in our Common Stock and warrants (279,260 Shares and warrants to purchase an additional 1,125,000 Shares at prices ranging from $1.12 to $1.58 per Share);
(ii) issuance to FINOVA of $2,000,000 of our Series B Preferred Stock (convertible into 1,000,000 Shares for which we provided FINOVA with registration rights); (iii) our immediate payment of $1,000,000 to be made to FINOVA; and (iv) the amendment of the debenture which reduced the principal amount of the debenture to $1,500,000. The amendment to the debenture also reduced the interest rate from 12.25% to 7.0% and allows us to pay the remaining balance by making five $100,000 payments every 45 days beginning December 15, 2001 with final payment due July 11, 2005. The surrendered warrants had cashless exercise features which, based on the closing price of our Common Stock of $1.89 per share on the date of the restructuring, would have allowed FINOVA to receive 322,619 Shares.

DEPENDENCE UPON KEY PERSONNEL

         Our continued success will depend to a significant degree upon the efforts and abilities of our senior management, in particular, Arvin Scott, our President and Chief Executive Officer, and Yehuda Tzur, our Chairman of the Board, respectively. The loss of the services of Mr. Scott or Mr. Tzur could have a material adverse effect on us. We have employment agreements with each of these individuals. We maintain, and intend to continue to maintain, key man term life insurance policies covering the life of each of Mr. Scott or

Mr. Tzur in the amount of $6,000,000 and $1,000,000, respectively, the proceeds of which would be payable to us.

INSURANCE

         Although we currently have general liability insurance for all our operations, prior to September 1994 we did not have general or products liability insurance for our brake rotor manufacturing operations.
 We would be adversely affected if we should incur liability for a general or products liability claim relating to an incident which occurred prior to the time that we obtained general and products liability coverage for our manufacturing operations. To date, no such claim has been asserted against us. In addition, we would be adversely affected by the incurrence of liability which is not covered by insurance or is in excess of policy limits.

NO DIVIDENDS

         We do not currently intend to declare or pay any cash dividends on our Common Stock in the foreseeable future and anticipate that earnings, if any, will be used to finance the development and expansion of our business. Moreover, our bank lines of credit prohibit the declaration and payment of cash dividends. Prospective investors should not expect us to pay dividends on our Common Stock until such time, if any, that we are able, if at all, to obtain a release of the prohibition on the payments of dividends imposed by the terms of our credit facilities. Any payment of future dividends and the amounts thereof will be dependent upon our earnings, financial requirements and other factors deemed relevant by our Board of Directors, including our contractual obligations.


                     SHARES ISSUED TO CREATIVE FRICTION LLC

         On December 17, 2001, we entered into a non-binding letter of intent with Creative with regard to a manufacturing supply agreement. In connection with the execution of the Letter of Intent, we issued to Creative Shares having a value at the time of approximately $137,000, in exchange for an agreement on the part of Creative to negotiate exclusively with us between the date of the letter of intent and February 22, 2002. Under the proposed manufacturing supply agreement, we would agree to purchase a minimum quantity of disc brake pads from Creative which, under the price existing under the date of the letter of intent, would result in minimum purchases of approximately $385,000 per month. Under the agreement we would agree to share a portion of the expenses incurred by Creative in increasing its manufacturing capacity in order to comply with the agreement, and Creative would provide us with limited price protection.

         The proposed manufacturing supply agreement would have a five-year term, and if we are purchasing a minimum level of parts, could be extended for an additional five-year term by us. We would have the right to cancel the supply agreement on 180 days' written notice. Under the supply agreement we would issue to Creative Shares valued at approximately $500,000 in addition to the Shares issued in connection with the letter of intent. We do not know right now how many additional Shares, if any, we may issue to Creative; however, we have registered an additional 250,000 shares, if we so choose to issue them. We also agreed to register these additional Shares for resale by Creative. We would receive an option to purchase Creative's assets, less finished goods, raw materials and receivables, at a price equal to the amount of Creative's annual gross sales, subject to a minimum of $8 million and a maximum of $15 million. If we exercise our option, the purchase price would be offset by the $500,000 payment made in stock and a portion of the price we pay for parts purchased in excess of a minimum number. Under the proposed supply agreement we would also have a right of first refusal with regard to sales of assets by Creative to a third party and would receive a breakup fee if

Creative were sold to a third party. We intend to enter into a definitive supply agreement by February 10, 2002, but there is no guarantee that this agreement will be completed, or that if completed the terms will be as described in the letter of intent.


                                 USE OF PROCEEDS

         We will not receive any of the proceeds of any of the Shares sold by the Selling Shareholder.


                               SELLING SHAREHOLDER

         The Selling Shareholder, or its assignees or transferees, may offer up to 36,738 Shares already issued to Creative, plus up to 250,000 additional Shares which we may issue in the future, as contemplated in the Letter of Intent, pursuant to this Prospectus. The Company will not receive any of the proceeds from the sale of the Shares by the Selling Shareholder. The following table sets forth certain information with respect to the Selling Shareholder and the Shares which it owns.


                                                                                         Shares to be
                                     Shares Beneficially                                 Beneficially
                                        Owned Prior                Shares                Owned After
                                        to Offering             Being Offered             Offering(1)
                                 ----------------------------   -------------    ----------------------------
Selling Shareholders                Number          Percent                        Number          Percent
- --------------------             -----------      -----------                    -----------      -----------
Creative Friction LLC                 36,738(2)             *        36,738(2)             0             0


- ----------

*        Less than one percent

(1)      Assumes the sale of all Shares offered by this Prospectus.

(2) Creative may offer for sale up to 250,000 additional Shares which we may issue to it, as contemplated in the Letter of Intent. We do not presently know how many additional Shares, if any, we may issue to Creative pursuant to the Letter of Intent.

         Under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the regulations thereunder, any person engaged in a distribution of the Shares offered by this Prospectus may not simultaneously engage in market-making activities with respect to the Shares during the applicable "cooling off" period prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling Shareholder will be subject to applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M under the Securities Act, in connection with transactions in the shares, which provisions may limit the timing of purchases and sales of Shares.


                              PLAN OF DISTRIBUTION

         This Prospectus, as appropriately amended or supplemented, may be used from time to time by the Selling Shareholder, or its assignees or transferees, to offer and sell the Shares in transactions in which the Selling Shareholder and any broker-dealer through whom any of the Shares are sold may be deemed to be underwriters within the meaning of the Securities Act. We will not receive any of the proceeds from any such sales. There presently are no arrangements or understandings, formal or informal, pertaining to the distribution of the Shares.

         We anticipate that resales of the Shares by the Selling Shareholder will be effected from time to time on the open market in ordinary brokerage transactions in the Nasdaq SmallCap Market ("Nasdaq Small Cap") or the Chicago Stock Exchange ("CSE"), on which the Shares are included for quotation, in the over-the- counter market, or in private transactions. The Shares will be offered for sale at market prices prevailing at the time of sale or at negotiated prices and on terms to be determined when the agreement to sell is made or at the time of sale, as the case may be. The Shares may be offered directly by the Selling Shareholder or through brokers or dealers. A member firm of the National Association of Securities Dealers, Inc. ("NASD") may be engaged to act as the Selling Shareholder's agent in the sale of the Shares by the Selling Shareholder and/or may acquire Shares as principal. Member firms participating in such transactions as agent may receive commissions from the Selling Shareholder (and, if they act as agent for the purchaser of such Shares, from such purchaser), such commissions computed, in appropriate cases, in accordance with the applicable rates of the NASD, which commissions may be negotiated rates where permissible. Sales of the Shares by the member firm may be made on the Nasdaq SmallCap or the CSE from time to time at prices related to prices then prevailing.

         Participating broker-dealers may agree with the Selling Shareholder to sell the specified number of shares at a stipulated price per share and, to the extent such broker dealer is unable to do so acting as agent for the Selling Shareholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer's commitment to the Selling Shareholder. Broker-dealers who acquire Shares as principal may thereafter resell such Shares from time to time in transactions on the Nasdaq SmallCap Market or the CSE, in negotiated transactions, or otherwise, at market prices prevailing at the time of sale or at negotiated prices.

         Upon the Selling Shareholder notifying us that a particular offer to sell the Shares is made and a material arrangement has been entered into with a broker-dealer for the sale of Shares, a supplement to this Prospectus will be delivered together with this Prospectus and filed pursuant to Rule 424(b) under the Securities Act setting forth with respect to such offer or trade the terms of the offer or trade, including: (i) the number of Shares involved; (ii) the price at which the Shares were sold; (iii) any participating brokers, dealers, agents or member firm involved; (iv) any discounts, commissions and other items paid as compensation from, and the resulting net proceeds to, the Selling Shareholder; and (v) other facts material to the transaction.

         Shares may be sold directly by the Selling Shareholder or through agents designated by the Selling Shareholder from time to time. Unless otherwise indicated in the supplement to this Prospectus, any such agent will be acting on a best efforts basis for the period of its appointment.

         The Selling Shareholder and any brokers, dealers, agents, member firm or others that participate with the Selling Shareholder in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions or fees received by such persons and any profit on the resale of the Shares purchased by such person may be deemed to be underwriting commissions or discounts under the Securities Act.

         The Selling Shareholder will be subject to the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M under the Securities Act, which provisions may limit the timing of purchases and sales of any of the Shares by the Selling Shareholder. All of the foregoing may affect the marketability of the Shares.

         We will pay substantially all the expenses incident to this offering of the Shares by the Selling Shareholder to the public other than brokerage fees, commissions and discounts of underwriters, dealers or agents.

         In order to comply with certain states' securities laws, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless the Shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and us or the Selling Shareholder comply with the applicable requirements.


                      DESCRIPTION OF SECURITIES REGISTERED

         We are authorized to issue 15,000,000 shares of Common Stock, $.01 par value per share, and 1,000,000 shares of Preferred Stock, $.01 par value per share. As of the date of this Prospectus, we have issued 7,939,599 shares of Common Stock, 201,438 shares of Class A Preferred Stock and 100,000 Shares of Series B Preferred Stock.

         The following description of our capital stock is a summary and is qualified in its entirety by the provisions of our Amended and Restated Certificate of Incorporation and Bylaws, copies of which are on file with the Securities and Exchange Commission and are available for review as set forth in "Additional Information" on page 17.

COMMON STOCK

         Holders of our Common Stock are entitled to one vote on each matter submitted to a vote at a meeting of stockholders. Our Common Stock does not have cumulative voting rights, which means that the holders of a majority of voting shares voting for the election of directors could elect all of the members of the Board of Directors. The Common Stock has no preemptive rights and no redemption or conversion privileges. Subject to any preferences of any outstanding Preferred Stock, the holders of the outstanding shares of Common Stock are entitled to receive dividends out of assets legally available at such times and in such amounts as the Board of Directors may, from time to time, determine, and upon liquidation and dissolution are entitled to receive all assets available for distribution to the stockholders. A majority vote of shares represented at a meeting at which a quorum is present is sufficient for all actions that require the vote of stockholders. All of the outstanding shares of Common Stock are, and any shares that we issue on exercise of any of our outstanding Warrants will be, when issued and paid for, fully-paid and nonassessable.

CLASS A PREFERRED STOCK

         Preferred Dividends: The Class A Preferred Stock will not accrue or be paid dividends, except when paid to the holders of Common Stock. The Holders of shares of Class A Preferred Stock shall be entitled to receive dividends on the Class A Preferred Stock as if all outstanding Class A Preferred Stock have been converted into Common Stock, but only to the extent that dividends are declared and paid to holders of Common Stock.

         Voting Rights: Except as otherwise provided herein or by law, holders of Class A Preferred Stock shall be entitled to vote their shares of Class A Preferred Stock with the shares of Common Stock, voting together as a single class on all matters to be voted on by the holders of the Common Stock, with the holders of Class A Preferred Stock entitled to the number of votes with respect to such shares of Class A Preferred Stock equal to the product of (i) ninety-two and two-thirds percent, multiplied by (ii) the number of votes equal to the underlying Shares of Common Stock with respect to such shares of Class A Preferred Stock as of the record date for each vote. Except as otherwise provided herein or by law, the holders of Class A Preferred Stock and the holders of Common Stock shall vote together as one class on all matters submitted to a vote of our stockholders. The Holders of Class A Preferred Stock are entitled to designate two members of our board of directors, one of which designees will be co-chairman of the board of directors.

         Liquidation Preference: Upon any voluntary or involuntary dissolution, liquidation, or winding up of us (a "Liquidation"), the holder of each share of Class A Preferred Stock then outstanding shall be entitled to be paid out of assets available for distribution to our stockholders, before any distribution of assets shall be made to the holders of Common Stock or to the holders of other of our stock that ranks junior to the Class A Preferred Stock in respect to distributions upon a Liquidation ("Junior Stock"), an amount per share equal to the original purchase of the Class A Preferred Stock (the "Stated Value"), plus 8% per annum, compounded annually from the date of issuance of the Class A Preferred Stock. The Class A Preferred Stock shall rank pari passu in right to distributions on Liquidation. Neither a consolidation or merger of us with or into any other entity, nor a merger of any other entity with or into us, nor a sale or transfer of all or any part of our assets for cash or securities or any other property, shall be considered a Liquidation.

         Conversion: At any time at the option of the Class A Preferred Stockholders, the Class A Preferred Stock is convertible into shares of Common Stock as an exercise price of $2.00 per Share, subject to adjustment.

         Pre-emptive Rights: Holders of Class A Preferred Stock have the right to purchase up to their pro rata share of all of our future equity offerings, other than up to 1,000,000 shares of Common Stock issued in connection with grants of employee stock options from time to time. In addition, holders of Class A Preferred Stock shall have the right to purchase Common Stock to maintain their percentage ownership (at a purchase price equal to the value of the Common Stock being issued) if we issue Common Stock on connection with strategic acquisitions of securities of third parties.

         Registration Rights: Holders of Common Stock issuable upon conversion of the Class A Preferred Stock (together but not singly) are entitled to one demand registration right and an unlimited number of piggyback registration rights.

         Issuance of Additional Classes or Series of Preferred Stock. In the event we grant any rights or privileges to any class or series of equity holders which are broader in scope and/or otherwise more favorable than the rights granted to holders of Class A Preferred Stock, except for dividend rights, the designations, preferences and rights concerning Class A Preferred Stock shall be modified, without further action by us, to provide holders with the benefit of such more favorable provisions.

SERIES B PREFERRED STOCK

         Preferred Dividends: The holders of shares of the Series B Preferred Stock are entitled to receive such dividends as would have been received by the Series B Preferred Stockholders with respect to the Shares of Common Stock had such shares of Series B Preferred Stock then been converted to Common Stock, whenever funds are legally available, and when and as declared by the board of directors. Dividends on the Series B Preferred Stock will be distributed ratably among the Series B Preferred Stockholders and in preference to dividends paid on any junior securities. Dividends on the Series B Preferred Stock are not cumulative and will accrue only if declared by the board of directors.

         Voting Rights: Except as otherwise provided by law, the Certificate of Designations for the Series B Preferred Stock, the Class A Preferred Stockholders, the Series B Preferred Stockholders and Common Stockholders shall vote as one class in any and all matters with respect to which Common Stockholders have voting or consent rights. Each share of Series B Preferred Stock shall be entitled to cast the number of votes equal to the number of Shares into which a share of Series B Preferred Stock is then convertible.

         Liquidation Preference: Upon the occurrence and continuation of (i) any liquidation, bankruptcy, reorganization, dissolution, or winding up of us; (ii) any consolidation or merger of us into or with any other entity or entities;
(iii) any sale or transfer by us of all or substantially all of its assets; or
(iv) any sale or issuance or series of sales and/or issuances of shares of our capital stock by us or any holders thereof which results in any person owning our capital stock possessing the voting power (under ordinary circumstances) to elect a majority of our board of directors (the events described in (i), (ii), (iii) and (iv) above, hereinafter referred to as a "Liquidation Event"), no distribution shall be made to the holders of any shares of capital stock (other than to Class A Preferred Stockholders or Parity Securities (as defined below)) unless prior thereto each Series B Preferred Stockholder shall have received the Liquidation Preference (as defined below) with respect to each share of Series B Preferred Stock then held by the Series B Preferred Stockholder.

         In the event that upon the occurrence of a Liquidation Event, after distribution to the holders of Class A Preferred Stockholders in satisfaction of the Class A Preferred Stockholders' liquidation preference, the assets available for distribution to the Series B holders and to the holders of any Parity Securities (as defined below) are insufficient to pay the Liquidation Preference (as defined below) with respect to all of the outstanding shares of Series B Preferred Stock and the liquidation preference of the Parity Securities, such assets shall be distributed ratably among such shares in proportion to the ratio that the liquidation preference payable on each such share bears to the aggregate liquidation preference payable on all such shares. "Parity Securities" means any Preferred Stock of any series which shall, if the amounts payable thereon in liquidation are not paid in full, be entitled to share ratably with the Series B Preferred Stock in any distribution of assets. "Junior Securities" means the Common Stock and the shares of any other class or series of our equity securities which shall be subordinated or junior to the rights of the Series B Preferred Stockholders upon a Liquidation Event.

         The "Liquidation Preference" with respect to a share of Series B Preferred Stock shall mean an amount equal to $20.00 per share of Series B Preferred Stock, plus any declared and unpaid dividends with respect thereto.

         After payment to the Class A Preferred Stockholder of the liquidation preference on the Class A Preferred Stock, payment to the Series B Preferred Stockholders of the Liquidation Preference and payment to the holders of any Parity Securities of the liquidation preference of the Parity Securities, our entire remaining assets and funds legally available for distribution, if any, shall be distributed among the Common Stockholders.

         The Series B Preferred Stock rank with respect to rights upon a Liquidation Event (i) junior to the Class A Preferred Stock, including any shares of Class A Preferred Stock issued to Venture Equities Management, Inc. or its affiliates in the future; (ii) senior to Junior Securities, as they exist on the date of the creation of Series B Preferred Stock or as the Junior Securities may be constituted from time to time; and (iii) on a parity with Parity Securities, as the Parity Securities may be constituted from time to time.

         Conversion: At any time at the option of the Series B Preferred Shareholders, the Series B Preferred Shares will be convertible into shares of Common Stock at a rate of ten Shares of Common Stock for each share of Series B Preferred Stock, subject to adjustment.

         Redemption Features: We are entitled, in our discretion, to redeem all, but not less than all, of the shares of Series B Preferred Stock at any time. For each share of Series B Preferred Stock that is to be redeemed, we shall be obligated on the redemption date to pay to the Series B Preferred Stockholders $20.00 per share of Series B Preferred Stock. Prior to any redemption of Series B Preferred Stock, we will declare for payment and pay all accrued and unpaid dividends with respect to the shares of Series B Preferred Stock that are to be redeemed.


                        LIMITATION OF DIRECTOR LIABILITY

COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

         Our Certificate of Incorporation includes a provision which eliminates our personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty of care (provided that such provision does not eliminate liability for breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations of Section 174 of the Delaware General Corporation Law, or for any transactions form which the director derived an improper personal benefit). This provision does not limit or eliminate our right or the right of any of our stockholders to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. Our Certificate of Incorporation also provides that we shall indemnify our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers.


                                  LEGAL MATTERS

         The validity of the issuance of the shares of Common Stock offered hereby has been passed on for us by Shefsky & Froelich Ltd., Chicago, Illinois.


                                     EXPERTS

         Our financial statements as of and for the years ended December 31, 2000, 1999 and 1998 have been audited by Altschuler, Melvoin and Glasser LLP, independent auditors, as stated in their report with respect thereto and are incorporated by reference herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                              AVAILABLE INFORMATION

         We filed with the Securities and Exchange Commission a Registration Statement (of which this Prospectus is a part) on Form S-3 under the Securities Act with respect to the shares of Common Stock offered by the Selling Shareholder. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. The Registration Statement and any amendments thereto, including exhibits filed as a part thereof, are available for inspection and copying as set forth below.

         We are subject to the informational requirements of the Exchange Act and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission. These reports, proxy statements and other information are available for inspection at the public reference facilities of the Securities and Exchange Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and Midwest Regional Office, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. You can request copies of this material from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Our Common Stock and warrants are included for quotation on the Nasdaq SmallCap Market and listed on the Chicago Stock Exchange and you may also inspect reports, proxy statements and other information concerning us at the office of the Nasdaq SmallCap Market, 1735 K Street, N.W., Washington, D.C. 20006 and the Chicago Stock Exchange, Inc., 440 South LaSalle Street, Chicago, Illinois 60605.

         We will provide without charge to each person to whom a Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein, other than exhibits to such documents. Please address your requests to Robert Zimmer, Universal Automotive Industries, Inc., 11859 South Central Avenue, Alsip, Illinois 60803 (telephone number (708) 293-4050).

================================================================================
WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN
AUTHORIZED BY US. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN OUR AFFAIRS OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                   ----------


                                TABLE OF CONTENTS

                                                                                                               PAGE
DOCUMENTS INCORPORATED
   BY REFERENCE...................................................................................................2
THE COMPANY.......................................................................................................3
RISK FACTORS.....................................................................................................11
SHARES ISSUED TO CREATIVE
   FRICTION LLC..................................................................................................13
USE OF PROCEEDS..................................................................................................14
SELLING SHAREHOLDER..............................................................................................14
PLAN OF DISTRIBUTION.............................................................................................14
DESCRIPTION OF SECURITIES
   REGISTERED....................................................................................................16
LIMITATION OF DIRECTOR LIABILITY.................................................................................19
LEGAL MATTERS....................................................................................................19
EXPERTS..........................................................................................................19
AVAILABLE INFORMATION............................................................................................19


================================================================================




================================================================================

                                  Up to 286,738
                             Shares of Common Stock






                              UNIVERSAL AUTOMOTIVE
                                INDUSTRIES, INC.




                                   ----------

                                   PROSPECTUS

                                   ----------


                                January __, 2002

================================================================================

                PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following is a schedule of the estimated expenses to be incurred by us in connection with the issuance and sale of the securities being registered hereby.

         Registration Fee.....................................................................$       79.66
                                                                                                 ----------
         Blue Sky Fees and Expenses...........................................................          0  *
                                                                                                 ----------
         Accounting Fees and Expenses.........................................................     1,000.00*
                                                                                                 ----------
         Legal Fees and Expenses..............................................................    10,000.00*
                                                                                                 ----------
         Miscellaneous........................................................................     2,000.00*
                                                                                                 ----------
         Total................................................................................   $13,079.66*
                                                                                                 ==========

*Estimated

- ----------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the Delaware General Corporation Law authorizes indemnification of our directors, officers, employees and agents, allows the advancement of costs of defending against litigation and permits companies incorporated in Delaware to purchase insurance on behalf of directors, officers, employees and agents against liabilities whether or not in the circumstances such companies would have the power to indemnify against such liabilities under the provisions of the statute.

         Our Certificate of Incorporation provides for indemnification of our officers and directors to the fullest extent permitted by Section 145 of the Delaware General Corporation Law. We maintain directors and officers insurance covering our executive officers and directors.

         The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by the Delaware statute, directors could be accountable to corporations and their stockholders for monetary damages for conduct that does not satisfy their duty of care. Although the statute does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. Our Certificate of Incorporation limits the liability of our directors and officers to us or our stockholders to the fullest extent permitted by the Delaware statute. The inclusion of this provision in the Certificate of Incorporation may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted us and our stockholders.

ITEM 16. EXHIBITS

EXHIBIT NO.
- ----------

5        Opinion of Shefsky & Froelich Ltd. regarding legality.

10.1 Letter of Intent signed December 18, 2001 by and between Universal Automotive Industries, Inc. and Creative Friction LLC.

23.1     Consent of Altschuler, Melvoin and Glasser LLP.

23.2     Consent of Shefsky & Froelich Ltd. (included in Exhibit 5 above).

ITEM 17. UNDERTAKINGS

(a)      The Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Act;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to the included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in the registration statement.

                  (2) That, for the purpose of determining any liability under the Act, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on January __, 2002.

                           UNIVERSAL AUTOMOTIVE INDUSTRIES, INC.

                           By: /s/ Arvin Scott
                              --------------------------------------------------
                              Arvin Scott, President and Chief Executive Officer


                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Arvin Scott and Robert Zimmer, jointly and severally, his attorneys-in-fact, each with power of substitution for him in any and all capacities, to sign any future amendments to the Registration Statement, and to file the same, with the exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated and on the dates indicated:

SIGNATURE                                   TITLE                                            DATE
- ---------                                   -----                                            ----
/s/ ARVIN SCOTT                             Chief Executive Officer, President and           January 25, 2001
- ------------------------------------        Director (Principal Executive Officer)
Arvin Scott


/s/ ROBERT ZIMMER                           Chief Financial Officer (Principal               January 25, 2001
- ------------------------------------        Financial Officer and Principal
Robert Zimmer                               Accounting Officer)

/s/ YEHUDA TZUR                             Director                                         January 25, 2001
- ------------------------------------
Yehuda Tzur

/s/ DENNIS KESSLER                          Director                                         January 25, 2001
- ------------------------------------
Dennis Kessler

/s/ SAMI ISRAEL                             Director                                         January 25, 2001
- ------------------------------------
Sami Israel

/s/ SHELDON ROBINSON                        Director                                         January 25, 2001
- ------------------------------------
Sheldon Robinson

/s/ SOL WEINER                              Director                                         January 25, 2001
- ------------------------------------
Sol  Weiner

/s/ M. CATHERINE JAROS                      Director                                         January 25, 2001
- ------------------------------------
M. Catherine Jaros

/s/ FENG DONG                               Director                                         January 25, 2001
- ------------------------------------
Feng Dong

/s/ ZEMIN XU                                Director                                         January 25, 2001
- ------------------------------------
Zemin Xu